September 24, 2019

Jerome D. Jabbour
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South
Suite 302
Bedminster, New Jersey 07921

       Re: Matinas BioPharma Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 13, 2019
           File No. 001-38022

Dear Mr. Jabbour:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Steven M. Skolnick, Esq.